UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-36108

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE Gas, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONE Gas, Inc.
15 East Fifth Street
Tulsa, Oklahoma 74103

ONE Gas, Inc. 401(k) Plan

TABLE OF CONTENTS

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and exhibits are filed for the ONE Gas, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONE Gas, Inc. Audit Committee
ONE Gas, Inc. Benefits Committee and Plan Participants
Tulsa, Oklahoma

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ONE Gas, Inc.
401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.
Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audits provide a reasonable basis for our opinion.

ONE Gas, Inc. Audit Committee
ONE Gas, Inc. Benefits Committee and Plan Participants

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at
End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the
Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2014.

Tulsa, Oklahoma
June 10, 2020

ONE Gas, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018
(In thousands)

	2019	2018

Plan interest in the Master Trust	$777,484	$663,732
Notes receivable from participants	16,271	15,291
Net assets available for benefits	$793,755	$679,023

See accompanying Notes to Financial Statements.

ONE Gas, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2019
(In thousands)

2019

Additions to net assets attributed to:
Plan interest in the Master Trust’s investment income, net	$171,613

Interest on notes receivable from participants	674

Contributions:
Participants	20,144
Employer	13,867
Rollovers	2,296
Total contributions	36,307

Total additions to net assets	208,594

Deductions to net assets attributed to:
Benefits paid to participants	(93,862)

Net increase in net assets available for benefits	114,732
Net assets available for benefits, beginning of period	679,023
Net assets available for benefits, end of period	$793,755

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)	Description of Plan

A brief description of the ONE Gas, Inc. 401(k) Plan (the “Plan”), follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)	General

The Plan is administered by the ONE Gas, Inc. Benefits Committee (the “Plan Administrator”) and is provided for the benefit of the employees of ONE Gas, Inc. (“ONE Gas” or “the Company”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement. Effective December 1, 2019, the Plan was amended to automatically enroll new Company employees represented by United Steel Workers collective bargaining unit at a six percent pre-tax contribution rate. Effective August 1, 2018, the Plan was amended to automatically enroll new Company employees represented by International Brotherhood of Electrical Workers collective bargaining unit at a six percent pre-tax contribution rate. Effective August 1, 2017, the Plan was amended to automatically enroll new non-bargaining unit Company employees at a six percent pre-tax contribution rate. New employees may elect to opt out of participation in the Plan or contribute a different amount. Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company matching contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust Fund closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 24 percent if certain regulatory contribution limitations are not exceeded. The pre-tax contributions and their earnings are taxable at the time of distribution. Earnings on Roth 401(k) contributions may not be taxable, subject to certain Internal Revenue Service (“IRS”) rules and requirements. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of six percent. Earnings on after-tax contributions are taxable at the time of distribution. Participant rollovers are allowed into the Plan from other qualified plans. Effective January 1, 2020, the Plan was amended to increase the combined maximum deferral rate for pre-tax and/or Roth 401(k) contributions from 24 percent to 75 percent.

Participants age 50 and older before the end of the calendar year may make additional pre-tax or Roth 401(k) catch-up contributions. The maximum annual elective deferral limit allowed in 2019 was $19,000, and the maximum catch-up contribution allowed was $6,000. Prior to January 1, 2020, catch-up contributions were not eligible for Company matching contributions. Effective January 1, 2020, the Plan was amended to permit Company matching contributions on catch-up contributions.

Non-bargaining unit employees are eligible for Company matching contributions immediately upon enrollment in the Plan. Employees covered by a collective bargaining unit agreement are eligible for Company matching contributions after one year of service. The Company matches pre-tax, Roth 401(k) and/or after-tax contributions, up to a combined maximum of six percent of eligible compensation per payroll period.

The Plan is a defined contribution plan subject to the combined annual contribution limit. There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. For 2019, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s compensation or $56,000, pursuant to IRS code section 415(c)(1) (“the Code”). Catch-up contributions are not subject to the contribution limits under section 415(c)(1) of the Code. These limits are indexed and may be adjusted periodically by the IRS.

For participants who have ONE Gas common stock as an investment option, dividends are credited to the participant’s Plan account and are distributed or reinvested according to each participant’s election. However, such participants may elect to receive cash payments for dividends paid on that stock. The election choices for dividends paid on ONE Gas common stock are:

1.
If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, the participant may receive a distribution for all of the dividend;

2.	If the quarterly dividend is $100 or more, the participant may receive a distribution for all of the dividend;

3.
If the quarterly dividend is $200 or more, the participant may receive a distribution for 50 percent of the dividend and have 50 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account; or

4.	The participant may have 100 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account. This is the default election.

Dividends reinvested are considered earnings. Dividends distributed constitute additional income for federal and state, if applicable, income tax purposes and are included in each participant’s gross taxable income in the year distributed.

(c)	Participant Accounts

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (“Plan Trustee”) on a daily basis except for officers, directors and employees designated as “ONE Gas Insiders” during scheduled suspension periods at the end of each calendar quarter until the third business day after the Company’s release of earnings information, or during other designated suspension periods. ONE Gas Insiders must obtain approval of all trading activity that involves ONE Gas common stock in the participant’s Plan account prior to the execution of the transaction. Neither the Company nor the Plan Trustee guarantees the value of the investments, nor do they indemnify any participant against any loss that may result from such investments.

The Plan has a limitation on investments in ONE Gas common stock with respect to future employee and employer contributions. The Plan generally prohibits investment in ONE Gas common stock if the participant’s investment in ONE Gas common stock exceeds 20 percent of the participant’s total account balance. Finally, the Plan generally limits exchanges into ONE Gas common stock if a participant’s account balance invested in ONE Gas common stock exceeds 20 percent or would exceed 20 percent as a result of the transaction.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONE Gas common stock purchased is 2.9 cents.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to plan participants and purchases from payroll contributions are not subject to the restrictions.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)	Participant Loans, Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the account balance of the participant, whichever is less. Participant loans are reflected as notes receivable from participants in the Statement of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate provided by Reuters the first day of the month when requested. The interest rate remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2019, ranged from 3.25 percent to 7.10 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•
A Plan participant may request to withdraw all or part of the participant’s after-tax contributions for any reason. Each request must be for a withdrawal of at least $500, or the full amount of after-tax contributions in the participant’s account if less than $500. Upon a withdrawal of after-tax contributions, there is a six-month suspension of Company matching contributions on additional contributions made by the participant into the Plan.

•
In-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation. However, Roth 401(k) contributions and related earnings are not eligible for such in-service withdrawals.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on additional contributions by the participant into the Plan. Effective January 1, 2020, the Plan was amended to eliminate the six-month suspension of Company matching contributions.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and loans as well as submitted an application to the Plan Administrator showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the subsequent six months. Effective January 1, 2020, the Plan was amended to eliminate the requirement to obtain all available loans under the Plan to be eligible for hardship withdrawals and eliminate the six-month suspension of employee contributions to the Plan subsequent to a hardship withdrawal.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	The participant retires or otherwise terminates employment with the Company, for any reason;

2.	The participant dies;

3.	The Plan is terminated; or

4.
The Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification) subject to any applicable legal requirements.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (“IRA”), receive a single lump-sum payment or take partial withdrawals from the Plan as soon as administratively possible after separating service from the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70½, at which time a required minimum distribution from the account must be made each year. The Setting Every Community Up for Retirement Enhancement Act of 2019 increased the participant age for required minimum distributions from the Plan from age 70½ to age 72, effective for distributions required after December 31, 2019, for individuals attaining age 70½ after December 31, 2019.

If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than

$1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

Upon distribution, any securities held in the account of the participant will be distributed in kind if the participant so requests, but where this form of distribution is impracticable, cash will be paid in an amount equal to the value of the investment at the time of distribution, as determined by the Plan Trustee.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional ten percent excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½, or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account, subject to the successor plan rule under Code section 401(k)(10)(A).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONE Gas, Inc. Defined Contribution Plans Master Trust (the “Master Trust”). Mutual funds are valued at the quoted market prices of shares held at year-end. The units of the Schwab Managed Retirement Trust Funds are held in common/collective trusts and valued at fair value using the net asset value of the underlying investments, which consist of marketable securities with quoted market prices. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is accrued as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee are paid by the Company or the Plan as provided by the plan document, except for costs paid by the participant which include loan origination fees, qualified domestic relations order fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. Rebates, if received, from the investment funds are allocated to the participants’ accounts. The Company did not seek reimbursement from the Plan for any fees paid for the period ended December 31, 2019.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated November 3, 2017, stating that the Plan document was in compliance with the applicable requirements of the Code.

The Plan is amended periodically to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan Administrator. A plan restatement was adopted on December 11, 2018. The Plan Administrator believes that the Plan and Master Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

As of December 31, 2019 and 2018, the Plan held no investments outside the Master Trust. See Note 3 for discussion of recurring fair value measurements of the Master Trust.

(h)	Recently Issued Accounting Standards Update

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this guidance is to improve the effectiveness of disclosure requirements for fair value measurement by eliminating certain disclosure requirements for fair value measurements and modifying some disclosure requirements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect any changes to the Plan’s disclosures once adopted.

In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires (1) removing the requirement to disclose the percentage interest in a master trust with divided interests and requires all plans disclose the dollar amount of their interest in each of the general types of investments; (2) all plans to disclose a master trust’s other assets and liabilities and the dollar amount of the plan’s interest in each of those balances; and (3) a health and welfare benefit plan to identify the name of the defined benefit pension plan in which 401(h) account assets are disclosed to avoid redundant disclosures. The Company adopted this guidance in 2019 under the retrospective transition method. As a result of the adoption, Note 3 was modified to remove the disclosure of the Plan’s percentage interest of the investments in the Master Trust and add the dollar amount of the Plan’s interest in each investment type held by the Master Trust.

(i)	Subsequent Events

In March and April 2020, the Plan was modified in response to provisions in the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act, as follows:

Coronavirus-Related Distributions - Participants who meet certain requirements related to coronavirus disease 2019 (COVID-19) may take a distribution up to $100,000 in the aggregate from all plans maintained by the Company through December 31, 2020. These distributions are exempt from the ten percent excise tax generally imposed by the IRS, subject to federal income tax over a three-year period and may be repaid to an eligible retirement plan within three years.

Delayed Loan Repayments - Effective April 21, 2020, participants who meet certain requirements related to coronavirus disease 2019 (COVID-19) may delay repayments on outstanding loans until January 1, 2021, at which time their loans will be adjusted to reflect the accrued interest during the deferment period and amortized over the remaining term of the loan plus the length of the deferment period.

Required Minimum Distribution Waiver - Required minimum distributions from participants’ accounts are waived for 2020, including those resulting from the attainment of age 70½ in 2019.

(3)	Master Trust

The Plan Trustee maintains separate accounting reflecting the equitable share of the Plan in all investments, receipts, disbursements and other transactions, and reports the value of such equitable share in participant accounts. The Master Trust allocates assets and income to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

A summary of the Master Trust assets at December 31, 2019 and 2018, is as follows:

	2019	2018
	(In thousands)
Investments, at fair value:
Money market fund	$37,959	$33,295
Mutual funds	297,176	249,905
Common/collective trusts	228,303	177,814
Common stock of ONE Gas, Inc.	125,266	122,837
Common stock of ONEOK, Inc.	152,814	126,153
Total investments, at fair value	$841,518	$710,004

For the period ended December 31, 2019, net appreciation in the fair value of investments of the Master Trust was $158.3 million, and income from dividends was $26.4 million.

A summary of the Plan’s interest in the Master Trust assets at December 31, 2019 and 2018, is as follows:

	2019	2018
	(In thousands)
Investments, at fair value:
Money market fund	$37,147	$32,406
Mutual funds	282,124	239,553
Common/collective trusts	191,526	152,340
Common stock of ONE Gas, Inc.	119,126	117,205
Common stock of ONEOK, Inc.	147,561	122,228
Total investments, at fair value	$777,484	$663,732

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2019
	Level 1	Level 2	Total
	(In thousands)
Assets
Money market fund	$37,959	$—	$37,959
Mutual funds	297,176	—	297,176
Common/collective trusts	—	228,303	228,303
Common stock of ONE Gas, Inc.	125,266	—	125,266
Common stock of ONEOK, Inc.	152,814	—	152,814
Total investments	$613,215	$228,303	$841,518

	December 31, 2018
	Level 1	Level 2	Total
	(In thousands)
Assets
Money market fund	$33,295	$—	$33,295
Mutual funds	249,905	—	249,905
Common/collective trusts	—	177,814	177,814
Common stock of ONE Gas, Inc.	122,837	—	122,837
Common stock of ONEOK, Inc.	126,153	—	126,153
Total investments	$532,190	$177,814	$710,004

The common stock of ONEOK, Inc. investment option within the Master Trust is frozen to participants, and no participant or Company matching contributions may be invested in this investment option. Any dividends received from ONEOK, Inc. common stock are reinvested based on the participant’s current allocation of investment elections in the Plan.

(4)	Related-Party Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions in the Master Trust are managed by Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee, and Fidelity Investments Institutional Operations Company (“Fidelity Investments”), the Plan’s record keeper, and therefore transactions with Fidelity and Fidelity Investments qualify as party-in-interest transactions. Participant loan transactions also qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONE Gas, Inc. 401(k) Plan
EIN 46-3561936 PLN 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

*	Plan interest in ONE Gas, Inc. Defined Contribution Plans Master Trust			$777,484
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 7.10% and various maturities		16,271
				$793,755
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONE Gas, Inc. 401(k) Plan

ONE Gas, Inc.

Date: June 10, 2020	By:	/s/ Caron A. Lawhorn
Caron A. Lawhorn Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm